Exhibit 99.1

Biovail Announces Offering of Senior Convertible Notes

TORONTO — June 2, 2009 — Biovail Corporation (NYSE: BVF) today announced that it is considering an offering of up to US$200 million aggregate principal amount of its senior convertible notes (the “Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

Biovail expects that the Notes will be unsecured, senior obligations of Biovail and will mature in 2014, unless earlier redeemed, repurchased or converted.  The Notes are expected to be convertible into Biovail common shares under certain circumstances.

Biovail intends to use the net proceeds from the sale of the Notes for working capital and general corporate purposes, which may include funding its operations, development and in-licensing arrangements, capital expenditures and acquisitions.

The Notes and the Biovail common shares issuable upon conversion of the Notes will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.  The offering of the Notes and listing of the underlying Biovail common shares on the Toronto Stock Exchange (the “TSX”) are subject to TSX acceptance and approval.

This announcement does not constitute an offer to sell or the solicitation of offers to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, “forward-looking statements”).  These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “target”, “potential” and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and readers are cautioned not to place undue reliance on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things, market factors affecting the price of debt and equity securities, the amount of cash generated from Biovail’s business, the prevailing interest rates and the existence of alternative uses for Biovail’s cash.  Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3.D of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Biovail undertakes no obligation to update or revise any forward-looking statement, except as required by law.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

Biovail Corporation

Nelson F. Isabel, 905-286-3000

Vice-President, Investor Relations & Corporate Communications